xhibit 99.1

Aphria Inc. Announces Second Consecutive Quarter of Profitability and Positive Adjusted EBITDA

Net Income Increases 4.5% and Adjusted EBITDA Increases Four-fold from the Prior Quarter
Adult-Use Cannabis Revenue Increases 8% from Prior Quarter
Maintains Strong Balance Sheet and Cash Position to Support Future Growth
Reiterates Fiscal Year 2020 Outlook

LEAMINGTON, ON, Oct. 15, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today reported its results for the first quarter ended August 31, 2019. All amounts are expressed in thousands of Canadian dollars, unless otherwise noted and except for per gram, kilogram, kilogram equivalents, and per share amounts.

"We are pleased to report a second consecutive quarter of profitable growth with strong contribution from our Canadian cannabis operations. Our success was also driven by our international business and the strength and growth of our brands, particularly Broken Coast, despite a small fire at our British Columbia facility at the end of the quarter. This solid start to the year keeps us on track to achieve our fiscal year 2020 financial outlook," stated Irwin D. Simon. "Going forward, we remain focused on our highest-return priorities both in Canada and internationally as our team furthers the development of our medical and adult-use cannabis brands to drive growth through innovation and return value to shareholders."

Key Operating Highlights

  Net revenue of $126.1 million in the first quarter, an increase of 849% from prior year quarter and decrease of 2% from prior quarter.
  Revenue for adult-use cannabis of $20.0 million in the first quarter, an increase of 8% from prior quarter.
  Net income of $16.4 million and adjusted EBITDA of $1.0 million in the first quarter.
  Adjusted EBITDA from cannabis operations of $1.3 million in the first quarter.
  Ended quarter with a strong balance sheet and liquidity, including $464.3 million of cash, cash equivalents and liquid marketable securities, to fund planned Canadian and International growth.
  Aphria One facility in full crop rotation with more than 600,000 plants.
  On-track for annual production capacity of 255,000 kilograms when all facilities are fully licensed and operational.
  Launch of Plant Positivity, Aphria's social impact platform that aims to provide greater education and access to plants within the communities the Company serves.
  Official roofing ceremony for Aphria's indoor facility in Neumünster, Germany.
  Completion of Aphria's Cannabis Vault in Bad Bramstedt, Germany.
  Aphria's subsidiary Marigold Project Jamaica Limited officially opened its first retail Herb House at the Peter Tosh Square, Unit #51, Pulse Center, 38a Trafalgar Road, overlooking the Peter Tosh Museum in New Kingston, Jamaica.
  Signed on as a brand partner for the PAX Era device and platform.

Subsequent Events

  Launch of "Aphria Educates", a program aimed to educate Canadian adults on responsible and safe use of all cannabis products legally available now and in the future.
  Health Canada advised the Company on October 11, 2019 that they are in the process of expediting the issuance of Aphria Diamond's licence.

Key Financial Highlights

	Three months ended	Three months ended
	August 31, 2019	August 31, 2018
Net revenue	$126,112	$13,292
Gross profit	$45,421	$13,764
Adjusted cannabis gross profit [1]	$15,331	$8,458
Adjusted cannabis gross margin [1]	49.8%	63.6%
Adjusted distribution gross profit [1]	$12,223	N/A
Adjusted distribution gross margin [1]	12.8%	N/A
Net income	$16,441	$21,176
Adjusted EBITDA [1]	$1,035	($3,964)

	Q1-2020	Q4-2019
Distribution revenue	$95,327	$99,186
Net cannabis revenue	$30,785	$28,608
Net revenue	$126,112	$128,568
kilogram equivalents sold [1]	5,969	5,574
Cash cost to produce dried cannabis / gram [1]	$1.43	$1.35
"All-in" cost of goods sold / gram [1]	$2.52	$2.35
Adjusted EBITDA from cannabis operations [1]	$1,329	$1,851
Adjusted EBITDA from businesses under development [1]	($4,234)	($5,514)
Adjusted EBITDA from distribution operations [1]	$3,940	$3,872
Cash and cash equivalents & marketable securities	$464,319	$570,996
Working capital	$612,973	$642,284
Capital and intangible asset expenditures – wholly-owned subsidiaries [1]	$19,277	$26,828
Capital and intangible asset expenditures – majority-owned subsidiaries[1]	$20,071	$16,943
Strategic investments[1]	$34,722	$6,862

Net revenue for the three months ended August 31, 2019 was $126.1 million, an increase of 849% from $13.3 million in the same period last year. First quarter fiscal 2020 net revenues were lower when compared to the prior quarter net revenues of $128.6 million as a result of a decrease in distribution revenue from $99.2 million to $95.3 million associated with a change in business strategy at CC Pharma to maximize profitability after recent changes in the German government's medical reimbursement model. The decrease in distribution revenue was partially offset by an increase in net cannabis revenue of $30.8 million from $28.6 million. Net revenue includes over 3,317 kilogram equivalents sold for the adult-use market and 1,354 kilogram equivalents for medical cannabis sales. The Company estimates the impact on revenue from the small fire at Broken Coast to be approximately $1.5 million in the quarter; however, the majority of the lost quarterly revenue will be reported in the Company's second quarter.

The average retail selling price of medical cannabis (exclusive of wholesale), before excise tax, decreased to $7.56 per gram in the quarter, compared to $7.66 in the prior quarter, primarily related to a higher percentage of total medical sales coming from Aphria. The average selling price of adult-use cannabis, before excise tax, increased to $6.02 per gram in the quarter, compared to $5.73 per gram in the prior quarter.

Adjusted cannabis gross profit for the first quarter was $15.3 million, with an adjusted cannabis gross margin of 49.8%, compared to $15.2 million with an adjusted gross margin of 53.0% in the prior quarter. The decrease in adjusted gross margin was primarily due to lower sales of higher margin items due to the Broken Coast fire and temporary higher costs per gram.

Adjusted distribution gross profit for the first quarter was $12.2 million, with an adjusted gross margin of 12.8%, compared to $12.3 million with an adjusted gross margin of 12.4% in the prior quarter.

Selling, general, and administrative costs in the quarter decreased to $41.4 million from $60.0 million in the prior quarter, and increased from $24.1 million in the prior year. The decrease from the prior quarter is mainly related to the decrease of $19.5 million in transaction costs primarily associated with the issuance of the senior convertible debenture and $3.9 million general and administrative costs, partially offset by $1.9 million in share-based compensation and $0.5 million in amortization.

Net income for the first quarter of fiscal 2020 was $16.4 million or $0.07 per share, compared to net income of $15.8 million or $0.05 per share in the prior quarter, and net income of $21.2 million or $0.09 per share for the same period last year. The increase in net income was primarily due to the increase in gross profit and the net fair value adjustment for biological assets, and decrease in the SG&A related to G&A and non-operating income.

Adjusted EBITDA increased $0.8 million to $1.0 million for the first quarter compared to $0.2 million in the prior quarter. Adjusted EBITDA from cannabis operations for the first quarter was $1.3 million compared to $1.8 million in the prior quarter. The adjusted EBITDA loss from businesses under development for the first quarter was $4.2 million compared to a loss of $5.5 million in the prior quarter. Adjusted EBITDA from distribution operations for the first quarter was $3.9 million, flat compared to the prior quarter. The increased adjusted EBITDA is primarily attributable to cost containment strategies employed across the businesses under development.

[1] – In this press release, reference is made to adjusted cannabis gross profit, adjusted cannabis gross margin, adjusted distribution gross profit, adjusted distribution gross margin, adjusted net loss, adjusted EBITDA from cannabis operations, adjusted EBITDA from businesses under development, adjusted EBITDA from distribution operations, kilogram equivalents sold, cash costs to produce dried cannabis per gram, "all-in" costs to produce dried cannabis per gram and investments in capital and intangible assets – wholly-owned subsidiaries, which are not measures of financial performance under International Financial Reporting Standards (IFRS). These metrics and measures are not recognized measures under IFRS do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complimentary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of review of our financial information reported under IFRS. Definitions and reconciliations for all terms above can be found in the Company's August 31, 2019 Management's Discussion and Analysis, filed on SEDAR and EDGAR.

Outlook

For fiscal year 2020, the Company is reaffirming its guidance of:

  Net revenue of approximately $650 million to $700 million, with distribution revenue representing slightly more than half of the total net revenue
  Adjusted EBITDA of approximately $88 million to $95 million

Conference Call

Aphria executives will host a conference call to discuss these results today at 9:00 am ET. To listen to the live call, dial (888) 231-8191 from Canada and the U.S. or (647) 427-7450 from International locations and use the passcode 6099303. A telephone replay will be available approximately two hours after the call concludes through October 29, 2019. To access the recording dial (855) 859-2056 and use the passcode 6099303.

There will also be a simultaneous, live webcast available on the Investors section of Aphria's website at aphriainc.com. The webcast will be archived for 30 days.

We Have A Good Thing Growing

About Aphria

Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphriainc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws and are expressly qualified by this cautionary statement. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to Net revenue and Adjusted EBITDA guidance. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; the cannabis industry in Canada generally, income tax and regulatory matters, including delays in the issuance of licenses; the ability of Aphria to meet its liquidity requirements to fund ongoing operations; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations.

Readers are cautioned that the foregoing list is not exhaustive and should consider as other factors discussed under the heading "Risk Factors" in Aphria's most recent Annual Information Form and Management's Discussion and Analysis for the financial year ended May 31, 2019 and under the heading "Industry Trends and Risks" in Aphria's Management's Discussion and Analysis for the three months ended August 31, 2019, each available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws. Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Below schedule is an excerpt of Aphria Inc.'s financial statements prepared on a basis consistent with IFRS for the three months ended on August 31, 2019 and filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. This schedule does not contain all the information in Aphria Inc.'s financial statements that is important to you. You should read the financial statements and Management's Discussion and Analysis carefully to obtain a comprehensive understanding of Aphria Inc.'s financial statements under IFRS and related information.

Aphria Inc. Consolidated Statements of Income and Comprehensive Income (In thousands of Canadian dollars, except share and per share amounts)
		For the three months ended August 31,
	Note	2019	2018
Revenue from cannabis products		$ 35,079	$ 13,292
Distribution revenue		95,327	--
Excise taxes		(4,294)	--

Net revenue		126,112	13,292

Production costs	6	15,454	4,834
Cost of goods purchased		83,104	--

Gross profit before fair value adjustments		27,554	8,458

Fair value adjustment on sale of inventory	6	7,286	4,205
Fair value adjustment on growth of biological assets	7	(25,153)	(9,511)

Gross profit		45,421	13,764
Operating expenses:
General and administrative	24	22,305	8,851
Share-based compensation	25	4,956	6,122
Selling, marketing and promotion		7,814	4,741
Amortization		5,008	3,274
Research and development		610	262
Transaction costs		735	865
		41,428	24,115

Operating income		3,993	(10,351)

Finance income (expense), net	26	(5,257)	1,059
Non-operating income	27	20,303	34,430

Income before income taxes		19,039	25,138

Income taxes	16	2,598	3,962
Net income		16,441	21,176

Other comprehensive income
Other comprehensive income		(1,686)	--
Comprehensive income		$ 14,755	$ 21,176

Total comprehensive income (loss) is attributable to:
Shareholders of Aphria Inc.		14,926	21,387
Non-controlling interest	23	(171)	(211)
		$ 14,755	$ 21,176

Weighted average number of common shares - basic		251,163,059	225,659,684
Weighted average number of common shares - diluted		252,741,610	230,366,310

Earnings per share - basic	29	$ 0.07	$ 0.09
Earnings per share - diluted	29	$ 0.07	$ 0.09

Aphria Inc. Consolidated Statements of Financial Position (In thousands of Canadian dollars)
	Note	August 31, 2019	May 31, 2019
Assets
Current assets
Cash and cash equivalents		$ 449,205	$ 550,797
Marketable securities	4	15,114	20,199
Accounts receivable		47,264	25,488
Prepaids and other current assets	5	18,936	23,391
Inventory	6	112,980	91,529
Biological assets	7	29,887	18,725
Promissory notes receivable	15	39,200	39,200
Current portion of convertible notes receivable	12	23,355	11,500
		735,941	780,829
Capital assets	9	542,200	503,898
Intangible assets	10	388,367	392,056
Convertible notes receivable	12	10,030	20,730
Interest in equity investees	13	--	9,311
Long-term investments	14	87,413	64,922
Goodwill	11	669,618	669,846
		$ 2,433,569	$ 2,441,592
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$ 90,773	$ 105,813
Income taxes payable		2,148	2,722
Deferred revenue		22,687	23,678
Current portion of lease liabilities	3	1,080	--
Current portion of long-term debt	18	6,280	6,332
		122,968	138,545
Long-term liabilities
Lease liabilities	3	5,284	--
Long-term debt	18	54,204	60,895
Convertible debentures	19	407,159	421,366
Deferred tax liability	16	88,632	87,633
		678,247	708,439
Shareholders' equity
Share capital	20	1,661,641	1,655,273
Warrants	21	1,336	1,336
Share-based payment reserve		37,197	36,151
Accumulated other comprehensive loss		(1,805)	(119)
Non-controlling interest	23	28,238	28,409
Retained earnings		28,715	12,103
		1,755,322	1,733,153
		$ 2,433,569	$ 2,441,592

	For the three months ended August 31,
	2019	2018
Net income (loss)	$ 16,441	$ 21,176
Income taxes (recovery)	2,598	3,962
Finance (income) expense, net	5,257	(1,059)
Non-operating (income) loss	(20,303)	(34,430)
Amortization	9,218	4,706
Share-based compensation	4,956	6,122
Fair value adjustment on sale of inventory	7,286	4,205
Fair value adjustment on growth of biological assets	(25,153)	(9,511)
Transaction costs	735	865
Adjusted EBITDA from businesses under development	4,234	3,565
Adjusted EBITDA from distribution operations	(3,940)	--
Adjusted EBITDA from cannabis operations	$ 1,329	$ (399)

	For the three months ended August 31,
	2019	2018
Adjusted EBITDA from cannabis operations	$ 1,329	$ (399)
Adjusted EBITDA from businesses under development	(4,234)	(3,565)
Adjusted EBITDA from distribution operations	3,940	--
Adjusted EBITDA	$ 1,035	$ (3,964)

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SOURCE Aphria Inc.

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For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications & Public Affairs, Aphria Inc., tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 07:00e 15-OCT-19